NEWS RELEASE

No. 08-02

InNexus Biotechnology Announces Dr. Capra Has Joined its
Board of Directors

British Columbia, Canada, January 22, 2008 – InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation (OMRF) and current InNexus Scientific Advisory Board (SAB) Chairman, joined its Board of Directors.

Welcoming Dr. Capra to the Board, Jeff Morhet, Chairman and Chief Executive Officer said, “I’ve had the opportunity to work closely with Dr. Capra for quite some time and am proud to have him join our Board of Directors.  He brings tremendous strengths to our shareholders, team and science.”

As an early leader in the field of monoclonal antibodies, Dr. Capra is also well known for his studies of antibodies and how they are mutated in autoimmune disorders.  More recently he has made contributions to InNexus’ understanding of human B cell development, accelerated drug development processes and the various mechanisms of antibody diversity.

Mr. Morhet continued, “I am also delighted to have our SAB Chairman closely engaged, sharing, communicating and delivering his vast experience and knowledge of our team’s work with each InNexus Director”.

“As a member of the InNexus Board of Directors, I anticipate and look forward to continued successes, achievements and new product introductions from InNexus.  I am also extremely excited to be involved with such revolutionary use of antibody enhancement technology and equally excited to be invited to join the InNexus Board,” said Dr. Capra about his recent appointment.

Dr. Capra will continue to serve as Chairman of InNexus’ Scientific Advisory Board.  He served as President of OMRF for nine years and oversaw an impressive period of growth and new scientific discovery including significant increases in external research funding, scientific faculty and facility improvements.

In addition to his current duties as President Emeritus of OMRF, he continues his research projects in the laboratory as Member and Head of the Molecular Immunogenetics Research Program.  For additional information about Dr. Capra visit his profile on the InNexus website at: http://www.ixsbio.com/about_mngmt_bios.html#don.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com

The Investor Relations Group

Christine Berni/Joe Triunfo,

212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Media:
Janet Vasquez/Michaela Heller, 212-825-3210
jvasquez@investorrelationsgroup.com
mheller@investorrelationsgroup.com

Endnotes

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